UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

COMMISSION FILE Number. 000-29338

CORREVIO PHARMA CORP.

(Translation of registrant’s name into English)

1441 Creekside Drive, 6th floor
Vancouver, British Columbia, V6J 4S7, CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On May 27, 2020, Correvio Pharma Corp. (“Correvio” or the “Company”) announced the consummation of the previously reported court-approved statutory plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act pursuant to which ADVANZ PHARMA Corp. Limited (“ADVANZ”), through its wholly-owned subsidiary, acquired all of the issued and outstanding shares of common stock of the Company. Under the terms of the Arrangement, approved on May 15, 2020 by Correvio shareholders, ADVANZ paid $0.42 per issued and outstanding share of common stock of Correvio.  A copy of the press release announcing the consummation of the Arrangement is furnished with this Form 6-K as Exhibit 99.1.

Correvio expects to terminate the registration of its shares of common stock under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and to therefore cease to report to the SEC, approximately 10 days after the closing of the Arrangement.

The information in this Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the 1934 Act, nor shall it be deemed “incorporated by reference” into any filing under the Securities Act of 1933, as amended, or the 1934 Act, except as may be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORREVIO PHARMA CORP.
(Registrant)

Date: May 27, 2020	By:	/s/ Adeel Ahmad
		Name:	Adeel Ahmad
		Title:	CFO/Director

EXHIBIT INDEX

Exhibit	Description

99.1	ADVANZ PHARMA Corp. Limited Closes Acquisition of Specialty Pharmaceutical Company Correvio Pharma Corp.